FILE NO. 82-34852



starpharma

SUPPL

24 August 2006



06016422


SEC MAIL PROCESSING
RECEIVED
AUG 28 2006
WASH. D.C. 209 SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 15 August 2006. The first release after this date was on 24 August 2006 .

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com


starpharma

Starpharma initiates NIH-funded human trial for VivaGel™

Melbourne, Australia: 24 August 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced the commencement of a Phase I safety trial in men for its lead product VivaGel™ (SPL7013 Gel) following successful review by the US Food and Drug Administration (FDA), local ethics committees, and the U.S. National Institutes of Health (NIH).

VivaGel™ is currently in development as a microbicide for the prevention of the sexually transmitted infections, genital herpes and HIV/AIDS. It has already been successfully tested in a Phase I safety study in women. The trial announced today is being conducted to provide safety data for VivaGel™ in men who may be exposed to product used by their female partners.

The preparation and execution of this clinical trial is fully funded as part of the previously announced US$20.3M contract for the development of VivaGel™ from the National Institute of Allergy and Infectious Diseases (NIAID), part of the NIH.

The randomised, double-blinded, placebo controlled clinical trial is being conducted at the Melbourne Sexual Health Centre in collaboration with the Burnet Institute and The National Centre in HIV Epidemiology and Clinical Research[1]. It will assess the safety and pharmacokinetics of VivaGel™ in 36 healthy male volunteers when applied topically on the man once a day for seven days. The results of the trial will benefit both the genital herpes and HIV applications of VivaGel and would also apply to a "male protection" application, should Starpharma decide to pursue it. Recruitment will begin immediately with the results expected within 2-3 months of the last volunteer joining the study.

"Starpharma is very pleased to reach this important milestone in the clinical development of VivaGel™," said Jackie Fairley, Chief Executive Officer of Starpharma. "It represents significant progress in our ambition to make VivaGel™ available as soon as possible to women throughout the developed and the developing world who wish to protect themselves against genital herpes and HIV infections."

"We absolutely agree with Bill Gates when he highlighted at the International AIDS Conference in Toronto last week the critical role topical microbicides are likely to play in the fight against AIDS."

HIV infection is a major health burden in both the Western world and developing countries. Approximately 40 million people worldwide are infected with HIV. In the US, AIDS is the number one cause of death among African-American women aged 25 to 34. The United Nations has estimated that as many as 90 million people in Africa alone may be infected with HIV over the next 20 years if the spread of the disease cannot be stopped. AIDS is difficult and expensive to treat and there is no cure.

Genital herpes is recognised as a key health concern, especially in the US where it is one of the most prevalent sexually transmitted diseases. It is estimated that genital herpes currently infects between 15% and 25% of adults in industrialised countries, with the incidence projected to rise in the next decade. In the US alone, approximately 45 million American adolescents and adults are already infected with genital herpes.

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[1] Future clinical trials under this NIH contract will also be conducted in collaboration with the Thai Red Cross AIDS Research Centre, Bangkok.